

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 29, 2011

<u>via U.S. mail and facsimile</u>

Mr. John W. Poling, Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongdazhi Street 165
Harbin, P. R. China 150001

> **RE: Eastern Environment Solutions, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. # 0-31193**

Dear Mr. Poling:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief